Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, New York 10004
Tel: +1.212.859.8000
Fax: +1.212.859.4000
www.friedfrank.com

June 22, 2021

Via EDGAR

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:         At Home Group Inc.

PREM14A preliminary proxy statement filing made on Schedule 14A

Filed on June 2, 2021 by At Home Group Inc.

File No. 001-37849

Dear Mr. Duchovny,

On behalf of At Home Group Inc. (the “Company”), we submit this letter in connection with the concurrent filing by the Company of a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) in connection with the proposed tender offer and merger between the Company, Ambience Parent, Inc. and Ambience Merger Sub, Inc., which was announced on June 16, 2021.

On June 2, 2021, the Company submitted to the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”). The Company subsequently received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission a letter dated June 11, 2021, containing comments relating to the Preliminary Proxy (the “Preliminary Proxy Comment Letter”).

Because the Schedule 14D-9 is required to contain similar disclosures regarding the Company as were included in the Preliminary Proxy, the Company, in its preparation of the Schedule 14D-9, sought to address the comments provided by the Staff in the Preliminary Proxy Comment Letter.

Accordingly, in this letter, we have set forth below in italicized, bold type each of the Staff’s comments contained in the Preliminary Proxy Comment Letter and have followed each comment with a response. The page references appearing in the headings and the Staff’s comments below are from the Preliminary Proxy Comment Letter and, as such, refer to pages in the Preliminary Proxy. The page numbers in each of our responses below correspond to the Schedule 14D-9.

Schedule 14A

1.	The first page of the proxy statement, as defined in Rule 14a-1(g) – and distinguished from the Notice or any letter to shareholders – must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. See Rule 14a-6(e)(1) of Regulation 14A.

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Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Securities and Exchange Commission
June 22, 2021

The Company respectfully advises the Staff that the above comment is no longer applicable to the Schedule 14D-9.

2.	As required pursuant to Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g). At present, this date appears on page 27 of the proxy statement as well as the letter to shareholders.

The Company respectfully advises the Staff that the above comment is no longer applicable to the Schedule 14D-9.

Certain Financial Projections by the Senior Management of At Home, page 57

3.	Please advise us, with a view toward revised disclosure, the basis for the registrant’s assumption that no sale leasebacks will occur during the projection period, as set forth on page 57 of the preliminary proxy statement, despite the registrant emphasizing its use of sale-leasebacks in its recent April 2021 Investor Presentation. At present, the registrant does not appear to take into account the fact that opening costs could be reduced via sale-leaseback transactions. In addition, the registrant also appears to have not identified the lack of margin benefit it would receive in connection with the absence of sale leasebacks.

In response to the Staff’s comment, we have included updated disclosure on page 47 of the Schedule 14D-9 with respect to the Company’s expectations relating to sale leaseback transactions.

4.	Please advise us, with a view toward revised disclosure, the basis for the management projections’ assumption on page 60 that EBITDA margins will remain below historical averages in each year of the projection period.

In response to the Staff’s comment, we have included revised disclosure on page 47 of the Schedule 14D-9 to discuss the basis for management’s projections with respect to EBITDA margins.

5.	As set forth on page 58, the projections assume a 11.7% comparable store sales growth in fiscal 2022, which is substantially lower than the 187.3% realized during fiscal 1Q22 according to the registrant’s June 2, 2021 press release filed as an exhibit to its Form 8-K on June 2, 2021. Notwithstanding the existence of the qualifying language that accompanies the registrant’s use of the management projections, please revise to address existence of known and reported material developments that appear to conflict with the projections, or advise.

In response to the Staff’s comments, we have revised the disclosure on page 47 of the Schedule 14D-9 to address considerations taken into account by management when preparing the projections.

6.	Under the Selected Precedent Transaction table on page 64, the disclosure indicates “[f]or each of the selected transactions, Goldman Sachs calculated and compared the implied EV/LTM revenue multiple of the applicable target company based on the total consideration paid in the transaction.” Please revise to state, if true, that the referenced multiples are EV/LTM EBITDA multiples.

In response to the Staff’s comment, we have revised the disclosure on pages 53 and 54 of the Schedule 14D-9 to refer to EV/LTM EBITDA multiples.

Securities and Exchange Commission
June 22, 2021

7.	Footnote 4 to the table on page 60 explains that adjusted EBITDA is calculated as “operating income plus depreciation and amortization.” Adding operating income to depreciation and amortization, however, does not appear to equal adjusted EBITDA in any of the years of the projection period. Please revise or advise.

In response to the Staff’s comment, the Company has revised the footnotes accompanying the tables on page 49 of the Schedule 14D-9.

8.	Please revise to indicate how Goldman Sachs identified the selected precedent transactions, which appear to primarily include low growth/mature companies, or why Goldman Sachs appears to have excluded higher growth retailers. Refer to Item 14(b)(6) of Schedule 14A and corresponding Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the Company has included revised disclosure on page 53 of the Schedule 14D-9 to explain how the selected precedent transactions were identified.

9.	In conducting the discounted cash flow analysis, Goldman Sachs uses discount rates ranging from 9.00% to 11.00%. Please disclose why this rate range was selected. It is also unclear how Goldman Sachs arrived at its implied terminal year multiple range of 6.0x to 8.9x. Given that the basis for and methods at arriving at such valuations must be disclosed, please revise to also explain how Goldman Sachs selected the terminal multiple range. Refer to Item 14(b)(6) of Schedule 14A and corresponding Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the Company has included updated disclosure on page 52 of the Schedule 14D-9.

Form of Proxy

10.	The disclosure provided following the bold typeface reference beginning with “Note” is unclear. That disclosure states, “Such other business as may properly come before the meeting...” Please revise the disclosure regarding the apparent intended use of the discretionary authority available under Rule 14a-4(c)(3) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised.

The Company respectfully advises the Staff that the above comment is no longer applicable to the Schedule 14D-9.

* * * *

Securities and Exchange Commission
June 22, 2021

Please direct any questions regarding the Company’s responses or the Schedule 14D-9 to Warren S. de Wied of Fried, Frank, Harris, Shriver & Jacobson LLP at 212-859-8296 or via e-mail at Warren.de.Wied@friedfrank.com.

Sincerely,

/s/ Warren S. de Wied

Warren S. de Wied

cc:

Philip L. Francis, Lead Independent Director, At Home Group Inc.

Mary Jane Broussard. Chief Administrative Officer, General Counsel and Corporate Secretary, At Home Group Inc.

Warren S. de Wied, Fried, Frank, Harris, Shriver & Jacobson LLP

Erica Jaffe, Fried, Frank, Harris, Shriver & Jacobson LLP